July 31, 2008

BY FACSIMILE AND EDGAR

Mr. John Cash

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 26, 2007

Filed December 21, 2007

File #1-3011

Dear Mr. Cash,

This letter responds on behalf of the Company to your comment letter to Lori A. Walker dated July 17, 2008 with respect to the filing listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the fiscal year ended October 26, 2007

Item 7.  MD&A – Operations 2007 vs. 2006, page 14

1.

We note your response to our prior comment one and your reference to “income from continuing operations.” We assume that in future filings you will comply with paragraph 45 of SFAS 144 and classify gains or losses recognized on the sales of long-lived assets within operating income.

The Company understands the Staff’s position and in the future will comply with paragraph 45 of SFAS 144 and classify gains or losses on similar transactions within operating income.

Mr. John Cash

July 31, 2008

Form 10-K for the fiscal year ended October 26, 2007

Item 7.  MD&A – Operations 2007 vs. 2006, page 14

We note your response to our prior comment two, including your policy of recording the redeemable minority interest at estimated redemption value in accordance with paragraph 16b of EITF D-98. As previously requested, please tell us how you determined it is appropriate to use forecasts for future periods to estimate the redemption value under paragraph 16b. Please also quantify the impact of using such forecasts.

Under our agreement, and as described in our April 10, 2008 letter to the Commission, there are multiple tranches of put options. Shares representing up to 50% of the mandatorily redeemable shares are currently redeemable under the put options, with the redemption price based on a multiple of Huarun’s adjusted earnings for the preceding fiscal year. The remaining shares are not redeemable until a future date – the holders may require that such shares be purchased on either July 26, 2009 or July 26, 2011. For the 50% of the shares currently redeemable under the put options, a forecast is no longer necessary. We follow paragraph 16b, and at the balance sheet date we have accrued the actual settlement amount based on historical results. The carrying value of that tranche of shares equals the redemption value at the balance sheet date. For the 50% of the shares redeemable at a future date, we use forecasted results to accrue to the estimated redemption value as of the next put date, July 26, 2009. When the actual results become available for the future periods, we will adjust or “true up” the accrual to the actual amount needed. Historically, these forecasts have been very accurate, as they are near-term forecasts. For example, in the 2007 financial statements, the 50% of the shares redeemable on July 26, 2009 based on 2008 results were measured using a forecast of Huarun’s 2008 results. The variability from forecast that we have experienced to date has been immaterial to our Net Income Available to Common Shareholders on a quarterly and an annual basis.

We determined it is appropriate to use forecasts for future periods to estimate the redemption value under paragraph 16b because the redemption value is not yet known for those shares not currently redeemable under the put options, but it can be reasonably estimated.

Thank you for your comments, and we look forward to discussing our responses with you. At this point in the process, we would like to suggest a conference call between Staff and Company representatives to discuss any remaining questions and comments. If you believe that would be useful, please contact me, and we can arrange it.

Sincerely,

/s/ Lori A. Walker

Lori A. Walker